Exhibit 3.1

AMENDMENT NO. 5 TO

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

GMAC LLC

This AMENDMENT NO. 5, dated as of December 28, 2008 (this “Amendment”), to the Amended and Restated Limited Liability Company Operating Agreement of GMAC LLC, dated November 30, 2006 (as amended, the “Operating Agreement”), by and among GMAC LLC, a Delaware limited liability company (“GMAC”), GM Finance Co. Holdings LLC, a Delaware limited liability company (“GM Holdco”), FIM Holdings LLC, a Delaware limited liability company (“FIM”), GMAC Management LLC, a Delaware limited liability company, and GM Preferred Finance Co. Holdings LLC, a Delaware limited liability company, as members of GMAC, and each other Person who at any time becomes a member of GMAC in accordance with the terms of the LLC Agreement, is made by and between GM Holdco and FIM in their capacity as the Joint Majority Holders. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Operating Agreement.

WHEREAS, Section 5.3 of the Operating Agreement provides that the GMAC Board of Managers (“Board”) may authorize discretionary Distributions.

WHEREAS, on December 28, 2008, the Board authorized, approved, and mandated tax distributions to the Class A Holders and the Class B Holders in respect of taxes arising from such Holder’s ownership of their respective Membership Interests (“Tax Distributions”);

WHEREAS, GM Holdco and FIM desire to amend the Operating Agreement to reflect such authorization by the Board; and

WHEREAS, GM Holdco and FIM constitute the Joint Majority Holders under the LLC Agreement and in such capacity have the authority under the LLC Agreement to amend certain terms of the Operating Agreement as set forth in this Amendment.

NOW, THEREFORE, the parties hereto agree as follows:

1. Amendment to Section 5.3. Section 5.3 is hereby amended by adding the following paragraph at the end of such section:

With respect to any taxable period during which the Company continues to be classified as a partnership for federal income tax purposes, the Company shall periodically make tax distributions on Junior Membership Interests to the extent determined to be reasonably necessary by the Board of Managers, as follows (“Tax Distributions”) (it being understood that on December 28, 2008 the Board adopted resolutions determining that (i) Tax Distributions with respect to the cancellation of debt income pursuant to clause (I)(1)(b) and the corresponding Tax Distributions pursuant to clause (I)(2) are reasonably necessary and (ii) Tax Distributions for the fiscal year 2009 pursuant to clause (I)(1)(a) and the corresponding Tax Distributions pursuant to clause (I)(2), unless GMAC experiences an unforeseen adverse financial condition as determined by the Board, are reasonably necessary):

(I)	(1)	For the Class A Holders, pro rata: the sum of:

a.	The amount of Federal, state, and local income taxes (net of credits) that would be payable by the Class A Holders at an effective tax rate reasonably determined by the Board on the items of net taxable income allocable to such Class A Holder under Article VI with respect to all taxable periods (or portions thereof) beginning on or after January 1, 2009 (as reported on the applicable Internal Revenue Service Schedule K-1) as reasonably determined by the Board of Managers; plus

b.	The amount determined by dividing:

i.	The actual aggregate Federal, state, and local income tax actually payable by the Blocker Corps established by affiliates of FIM with respect to cancellation of debt income (and related income items) resulting from the Company’s bond exchanges commenced November 20, 2008 allocated to the Class A Holders (taking into account the impact of any Section 754 election, operating losses, net operating losses, and other tax attributes), by

ii.	The aggregate indirect Company Interest of such Blocker Corps relative to the Class A Holders as a group with respect to such income, as reasonably determined by the Board of Managers; and

(2)	For the Class B Holders, pro rata: the sum of the amounts set forth in part 1.a. and b. above multiplied by the aggregate Company Interest of the Class B Holders divided by the aggregate Company Interest of the Class A Holders, as reasonably determined by the Board of Managers.

(II) The Tax Distributions to the Class A Holders and the Class B Holders referred to in clause I above are, in all events, subject to (i) the approval of the United States Treasury by and through the President’s Designee (as defined in H.R. 7321) and (ii) the Company continuing to meet the minimum amount of equity capital sufficient to satisfy the requirements of the U.S. Bank Holding Company Act of 1956, as amended, or other applicable banking regulations. The President’s Designee has complete discretion to approve or reduce, in whole or in part, any such Tax Distributions and any such action by the President’s Designee is binding on all parties without further review or appeal.

(III) Any amounts distributed with respect to a Membership Interest pursuant to this second paragraph of Section 5.3 reduce the amounts that would otherwise be distributable to the holder of such Membership Interest under this Agreement and shall be treated as an advance thereof.

2. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, covenants, obligations or agreement contained in the Operating Agreement, all of which are ratified and affirmed in all respects and shall continue to be in full force and effect.

3. Counterparts. This Amendment may be executed in any number of counterparts, which taken together shall be deemed to constitute one and the same agreement and each of which individually shall be deemed to be an original, with the same effect as if the signature on each counterpart were on the original.

4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws principles.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed this 28th day of December 2008.

THE JOINT MAJORITY HOLDERS:

FIM Holdings LLC

By:	Cerberus FIM Investors, LLC,
its Managing Member

By:	Cerberus FIM, LLC,
its Managing Member

By:	/s/ Seth Gardner
Name:	Seth Gardner
Title:	Authorized Signatory

GM FINANCE CO. HOLDINGS LLC

By:	/s/ Ray G. Young
Name:	Ray G. Young
Title: